Exhibit 99.1

PRF TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

UNAUDITED

PRF TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
U.S. dollars in thousands

		As of June 30,	As of December 31,
	Note	2026	2025
Assets
Current assets:
Cash and cash equivalents		$8,526	$3,125
Restricted cash		27	25
Short-term deposits		3,009	1,016
Prepaid expenses and other current assets	4	320	185
Total current assets		11,882	4,351
Non-current assets
Intangible assets, net		6,949	7,405
Goodwill		186	186
Operating lease right of use asset	6	50	26
Property and equipment, net		23	30
Total long-term assets		7,208	7,647
Total assets		$19,090	$11,998
Liabilities and shareholders’ equity
Current liabilities:
Trade payables		$182	$213
Employees and related liabilities		235	339
Operating lease liability	6	50	21
Accrued expenses and other	5	1,877	1,868
Total current liabilities		2,344	2,441

Non-current liabilities:
Provision for uncertain tax positions		271	267
Total non-current liabilities		271	267

Total liabilities		2,615	2,708

Shareholders’ equity:
Ordinary shares, No par value; Authorized: 12,000,000 and 2,000,000 shares as of June 30, 2026, and December 31, 2025, respectively
Issued and outstanding: 3,041,830 and 830,613 shares as of June 30, 2026, and December 31, 2025, respectively.
Additional paid-in capital	7	79,959	69,832
Accumulated deficit		(64,086)	(61,289)

Total equity attributable to shareholders of the Company		15,873	8,543
Non-controlling interests		602	747
Total equity		16,475	9,290
Total liabilities and equity		$19,090	$11,998

The accompanying notes are an integral part of the unaudited condensed financial statements.

PRF TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)
U.S. dollars in thousands (except share and per share data)

		For the Six Months Ended June,
	Note	2026	2025

Revenues		$14	$-
Cost of sales (exclusive of items shown separately below)		(56)	-
Selling and marketing expenses		(69)	-
Amortization of intangible assets		(456)	(173)
Research and development expenses		(806)	(278)
General and administrative expenses		(1,163)	(1,913)
Operating loss		(2,536)	(2,364)

Financial income (expenses), net	10	(400)	52
Loss before tax expenses		(2,936)	(2,312)
Tax expenses	8	(6)	(4)
Comprehensive loss		$(2,942)	$(2,316)
Comprehensive loss attributable to non-controlling interests		(145)	-
Comprehensive loss attributable to shareholders of the Company		(2,797)	(2,316)

Basic and diluted net loss per share	9	$(2.25)	$(5.63)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share (*)		1,244,482	411,192

The accompanying notes are an integral part of the unaudited condensed financial statements.

(*) All share amounts in these unaudited condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split (Note 1c)

PRF TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
U.S. dollars in thousands

	Ordinary shares number(**)	Additional paid-in capital	Accumulated deficit	The company’s shareholders’ equity	Noncontrolling Interest	Total equity

Balance as of January 1, 2025	341,827	$58,275	$(56,451)	$1,824	-	$1,824
Share-based compensation to employees and directors	-	396	-	396	-	396
Share and warrants issuance to BladeRanger Ltd - DeepSolar asset acquisition	35,754	7,292	-	7,292	-	7,292
Issuance of Ordinary shares, net of offering costs – At-the-market	72,592	1,247	-	1,247	-	1,247
Net comprehensive loss	-	-	(2,316)	(2,316)	-	(2,316)
Balance as of June 30, 2025	450,173	$67,210	$(58,767)	$8,443	$-	$8,443

Balance as of January 1, 2026	830,613	$69,832	$(61,289)	$8,543	$747	$9,290
Share -based compensation to employees and directors	-	38	-	38	-	38
Shares issuance from milestone pre-funded warrants exercise (Note 7)	13,759	1	-	1	-	1
Issuance of SEPA commitment shares (Note 7)	44,660	88	-	88	-	88
Issuance of Ordinary shares in relation to SEPA (Note 7)	2,152,798	10,000	-	10,000	-	10,000
Net comprehensive loss	-	-	(2,797)	(2,797)	(145)	(2,942)
Balance as of June 30, 2026	3,041,830	$79,959	$(64,086)	$15,873	$602	$16,475

(*) Represents amount less than $1.

The accompanying notes are an integral part of the unaudited condensed financial statements.

(**) All share amounts in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split (Note 1c)

PRF TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
U.S. dollars in thousands

	For the Six Months Ended June,
	2026	2025
Cash flows from operating activities

Consolidated Net loss	$(2,942)	$(2,316)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9	9
Exchange rate differences on cash, cash equivalents and restricted cash	(9)	(8)
Change in accrued interest on short-term deposits	6	-
Net change in operating lease asset and liability	4	12
Amortization of intangible assets	456	173
SEPA-related financial expenses	371	-
Share-based compensation to employees and directors	38	396
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(135)	(258)
Trade payables	(31)	(132)
Employees, related liabilities and accrued expenses	(201)	142
Net cash used in operating activities	(2,434)	(1,982)

Cash flows from investing activities

Purchase of property and equipment	(2)	-
Bridge loan	-	(50)
Maturities of short-term deposits	1,000	-
Investment in short-term deposit	(3,000)	-
Net cash used in investing activities	(2,002)	(50)

Cash flows from financing activities

Proceeds from issuance of Ordinary shares SEPA agreement (Note 7)	10,000	-
Issuance costs	(171)	(91)
Proceeds from exercise of milestone prefunded warrants (Note 7)	1	-
Proceeds from issuance of Ordinary shares At-the market offering	-	1,338
Net cash provided by financing activities	9,830	1,247

Effect of Exchange rate changes on cash, cash equivalents and restricted cash	9	8
Change in cash, cash equivalents and restricted cash	5,403	(777)
Cash, cash equivalents and restricted cash at the beginning of the period	3,150	4,271

Cash, cash equivalents and restricted cash at the end of the period	$8,553	$3,494

Supplemental cash flow information:

	As of June,
	2026	2025
Cash and cash equivalents	$8,526	$3,479
Restricted cash	27	15
Total cash, cash equivalents and restricted cash	$8,553	$3,494

Investing and Financial activities not involving cash flow:

Acquisition of technology in exchange for equity instruments	$-	$7,292
Acquisition of right-of-use assets by means of lease liabilities	$50	$49
Issuance of commitment shares	$88	$-

The accompanying notes are an integral part of the unaudited condensed financial statements.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL

PRF Technologies Ltd. (formerly PainReform Ltd.) (“the Company”) was incorporated and started business operations in November 2007. Effective January 15, 2026, the Company changed its name from PainReform Ltd. to PRF Technologies Ltd. The ticker symbol of the Company’s ordinary shares remained unchanged as PRFX, and the Company’s registration number in Israel remained unchanged. The Company is a diversified technology innovation company advancing specialty pharmaceutical therapies and AI-driven energy analytics.

a.	Liquidity

Since its inception, the Company has devoted substantially all its efforts to research and development, clinical trials, and capital raising activities. The Company is still in its development and clinical stage with regard to drug development and early commercialization stage with respect to its DeepSolar technology and has not yet generated significant revenues.

The Company has incurred significant losses and negative cash flows from operations and incurred losses of $2,942 and $2,316 for the six-month periods ended June 30, 2026, and 2025, respectively. During the six months ended June 30, 2026, and 2025, the Company had operating cash outflows of $2,434 and $1,982, respectively. As of June 30, 2026, the Company had positive working capital of $9,538. The Company expects to continue to incur losses and negative cash flows from operations until its products reach profitability, if at all. As of June 30, 2026, the Company’s accumulated deficit was $64,086. The Company has funded its operations to date primarily through equity financing and has cash on hand (including restricted cash and short term deposits) in the amount of $11,562 as of June 30, 2026. In May 2026, the Company raised approximately $10 million in gross proceeds pursuant to an SEPA agreement (Note 7). In addition, in June 2026, the Company entered into a separate SEPA agreement pursuant to which the Company may raise up to an additional $15 million, subject to the terms and conditions of the agreement (Note 7).

The Company expects to continue incurring losses and negative cash flows from operations until PRF-110, OcuRing™-K and the DeepSolar products reach commercial profitability, if at all.

Management’s plans include continued capital raising through the sale of additional equity securities, debt, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will successfully obtain additional financing when needed. Management believes that the Company has sufficient funds to support its operations for a period of at least twelve months from the date of the issuance of these interim condensed consolidated financial statements. Until the Company achieves profitability or generates positive cash flows, it will continue to be dependent on raising additional funds to fund its operations.

These condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

b.	The Company reports its financial results in U.S. dollars. A portion of research, development, general and administrative expenses of its Israeli operations are incurred in New Israeli Shekel (“NIS”) As a result, the Company is exposed to exchange rate risks that may materially and adversely affect its financial results. If the NIS appreciates against the U.S. dollar, or if the value of the NIS declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of its operations in Israel would increase and its results of operations could be materially and adversely affected.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:  GENERAL (Cont.)

Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if and to the extent that, it outpaces or precedes such appreciation. The Israeli rate of inflation did not have a material adverse effect on its financial condition during the six months ended June 30, 2026 and 2025, respectively. Given its general lack of currency hedging arrangements to protect it from fluctuations in the exchange rates of the NIS in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), the Company may be exposed to material adverse effects from such movements. The Company cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the U.S. dollar against the NIS.

c.	Reverse Share Split: On February 6, 2026, the Company effected a 1-for-5 reverse share split of its ordinary shares. No fractional shares were issued, and fractional shares were rounded up to the nearest whole share. Proportionate adjustments were made to the exercise prices and the number of shares underlying the Company’s outstanding warrants, pre-funded warrants and share options.

All share and per-share amounts, including basic and diluted loss per share, the number of shares underlying outstanding warrants and share options, and their respective exercise prices, presented in these unaudited condensed consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the reverse share split for all periods presented.

NOTE 2:  UNAUDITED CONDENSED FINANCIAL STATEMENTS

The unaudited condensed financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, on the same basis as the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Form 20-F”).

Certain information and disclosures normally included in annual financial statements have been omitted in this interim period report pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) Because the unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited financial statements and notes included in the 2025 Form 20-F.

The year-end balance sheet data were derived from the audited financial statements as of December 31, 2025, but not all disclosures required by U.S. GAAP are included.

The carrying amount of cash equivalents, restricted cash, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement of the Company’s financial position as of June 30, 2026 and its results of operations and cash flows for the six months ended June 30, 2026 and 2025 have been included. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026 or any other interim period or for any other future year.

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s most recent annual consolidated financial statements included in its Annual Report on Form 20-F, except for the accounting policy described below.

Equity Financing Arrangements

The Company evaluates its SEPA (“Standby Equity Purchase Agreement”) arrangements in accordance with ASC 815-40, Derivatives and Hedging - Contracts in an Entity’s Own Equity. Under the SEPA arrangements, the Company has the right, but not the obligation, to require the investor to purchase ordinary shares from time to time through the delivery of advance notices ("put right"). The number of ordinary shares to be issued and the purchase price are determined based on future market prices and therefore are not fixed at the inception of the arrangements.

Under ASC 815-40, contracts that are not indexed to the Company's own equity are classified as liabilities and recorded at fair value. As the settlement provisions under the Company's SEPA arrangements are not indexed to the Company's own equity, the SEPA arrangements are classified as a derivative instrument measured at fair value at each reporting period, with changes in fair value recognized in the statements of operations. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of June 30, 2026.

Commitment fees and other costs incurred in connection with entering into the SEPA arrangements are recognized as financial expenses as incurred (Note 7).

As of June 30, 2026, the May 2026 SEPA agreement had terminated upon full utilization of the $10.0 million commitment, while no amounts had been drawn under the June 2026 SEPA agreement and the full $15.0 million commitment remained available, subject to the terms and conditions of the agreement (Note 7).

Accounting Pronouncements effective in future periods

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense (“ASU 2024-03”) and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 and ASU 2025-01 improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of revenue, general and administrative, and research and development). ASU 2024-03 and ASU 2025-01 are both effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2024-03 and ASU 2025-01 on its consolidated financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270)” to improve the navigability of required interim disclosures, clarify when that guidance is applicable, and provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments provide a comprehensive list of required interim disclosures and add a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim reporting requirements. Rather, the objective of this ASU is to provide clarity regarding current interim reporting requirements already in place. This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied either prospectively or retrospectively to all prior periods presented. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of June 30,	As of December 31,
	2026	2025

Receivables from governmental authorities	$177	$142
Prepaid expenses and other receivables	143	43

	$320	$185

NOTE 5:  ACCRUED EXPENSES

	As of June 30,	As of December 31,
	2026	2025

Directors’ fees	$27	$28
Manufacturing and trials expenses	1,730	1,730
Advisors and legal expenses	120	110

	$1,877	$1,868

NOTE 6:  RIGHT OF USE ASSETS AND LEASE LIABILITY

The Company leases its principal offices in Tel Aviv, Israel. In May 2026, the Company extended the lease for an additional one-year period through July 31, 2027. The Company may terminate the lease upon four months’ prior notice. Monthly rent is $5, linked to the CPI. Lease expenses for the six months ended June 30, 2026 totaled $35, and cash payments for the same period totaled $35. The weighted average remaining lease term is 1 year and the discount rate is 9%.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY

Ordinary shares:

On February 6, 2026, the Company effected a 1-for-5 reverse share split of its ordinary shares, as described in Note 1(c).

On January 7, 2026 an Extraordinary Meeting of the General Shareholders of the Company was held and decided to increase the Company’s authorized share capital to 12,000,000 shares, with no Par value and to amend the Company’s articles of association.

Share activity:

May 2026 SEPA – $10.0 Million

On May 7, 2026, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“Yorkville”), pursuant to which Yorkville committed to purchase up to $10.0 million of the Company’s ordinary shares. The Company had the right, but not the obligation, to sell ordinary shares to Yorkville from time to time through the delivery of advance notices.

The purchase price for each advance was generally equal to 97% of the lowest daily VWAP during the applicable three-trading-day pricing period. The Company could specify a minimum acceptable price in connection with each advance. Advances were subject to applicable registration limitations and a 9.99% beneficial ownership limitation.

The Company agreed to pay a commitment fee equal to 1% of the total commitment, a portion of which was paid through the issuance of ordinary shares and the remainder in cash.

During May 2026, the Company fully utilized the $10.0 million commitment and issued 2,152,798 ordinary shares for aggregate gross proceeds of $10.0 million. All advances were completed within approximately 24 hours following submission of the applicable advance notices. The agreement terminated upon full utilization of the commitment on May 29, 2026.

June 2026 SEPA – $15.0 Million

On June 18, 2026, the Company entered into an additional SEPA with Yorkville, pursuant to which Yorkville committed to purchase up to $15.0 million of the Company’s ordinary shares during a 36-month commitment period. The Company has the right, but not the obligation, to sell ordinary shares to Yorkville from time to time through the delivery of advance notices.

The purchase price for each advance is generally equal to 97% of the lowest daily VWAP during the applicable three-trading-day pricing period. The Company may specify a minimum acceptable price for each advance. Advances are subject to applicable registration limitations and a 9.99% beneficial ownership limitation.

The Company agreed to pay a commitment fee equal to 1% of the total commitment, payable in four equal installments. The first installment was paid through the issuance of 20,276 ordinary shares, and the remaining three installments are payable in cash on a quarterly basis.

The Company may terminate the agreement upon five Trading Days’ prior written notice, provided that there are no outstanding advance notices for which shares remain to be issued and all amounts owed to Yorkville have been paid. The agreement also terminates upon the earlier of the expiration of the 36-month commitment period or full utilization of the $15.0 million commitment.

As of June 30, 2026, no amounts had been drawn under the June 2026 SEPA and the full $15.0 million commitment remained available, subject to the terms and conditions of the agreement.

During the six months ended June 30, 2026, the Company recognized commitment fees and other costs associated with the SEPA arrangements of $371, which were recorded in finance expenses. Such costs included commitment fees settled through the issuance of 44,660 ordinary shares and cash payments to Yorkville.

During the period from July 1, 2026 through the date of issuance of these financial statements, the Company sold an aggregate of 437,000 ordinary shares under the June SEPA agreement for aggregate proceeds of $447.

Exercise of Milestone Pre-Funded Warrants

On February 13, 2026, BladeRanger Ltd. exercised its remaining milestone pre-funded warrants, resulting in the issuance of 13,759 ordinary shares at an exercise price of $0.05 per share, for aggregate proceeds of $1.

BladeRanger Agreement

On March 16, 2026, the Company entered into an agreement with BladeRanger Ltd., pursuant to which BladeRanger may become entitled to warrants to purchase up to 300,000 ordinary shares upon the achievement of specified commercial milestones (including the introduction of new customers to the Company and the Company's entry into binding commercial agreements with such customers). The agreement is limited to up to three qualifying customers, and it is valid for a period of 12 months. As of June 30, 2026, none of the applicable milestones had been achieved and no warrants had been issued.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY (Cont.)

a.	Warrants and Warrants units

The following table summarizes the warrants and warrants units outstanding as of June 30, 2026:

Type	Issuance Date	Number of warrants	Exercise price	Exercisable through

PIPE warrants	March 11, 2021	232,500	$5,520.0	September 10, 2026
December 2023 warrants	December 28, 2023	32,753	$427.2	December 28, 2028
Warrants issued to underwriters	April 15, 2024	350,000	$120.0	April 15, 2029
Warrants issued to underwriters	September 11,2024	69,251	$40.0	September 11,2029
Warrants issued to underwriters	December 18, 2024	34,625	$40.0	December 18, 2029
Warrant-A issued to BladeRanger	March 5, 2025	1,087,565	$15.5	September 5, 2030
Warrant-B issued to BladeRanger	March 5, 2025	1,087,565	$32.0	September 5, 2030
TOTAL		2,894,259

•	Upon full dilution, the exercise of all outstanding warrants would result in the issuance of an additional 448,797 ordinary shares of the Company.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:  SHAREHOLDERS’ EQUITY (Cont.)

b.	Share-based compensation:

The 2019 Plan:

Share options outstanding and exercisable to employees and directors under the 2019 Share Option Plan (the “2019 Plan”) as of June 30, 2026, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2025	43,551	$42.36	9.15
Options granted	-	-	-
Options exercised	-	-	-
Options expired	(3,020)	9.95	8.99
Options outstanding as of June 30, 2026	40,531	$44.77	8.64

Options exercisable as of June 30, 2026	28,807	$57.94	8.54

The following table presents the assumptions used to determine the grant-date fair value of options granted during the six months ended June 30, 2025. No options were granted during the six months ended June 30, 2026.

	2026	2025
Expected term (years)	-	5.00-5.81
Risk-free interest rates	-%	4.50%
Volatility	-%	117-120%
Dividend yield	-	-
Exercise price	$-	$0.05-15.75

As of June 30, 2026, the unrecognized compensation cost related to 11,724 unvested options granted under the 2019 Plan, was $124, which is expected to be recognized as an expense over a weighted-average period of 2 years.

The Company recognized $29 and $389 during the period ended June 30, 2026, and 2025, respectively, as share-based compensation expenses which was included in general and administrative expenses, and $9 and $7 during the period ended June 30, 2026, and 2025, respectively, as share-based compensation expense which was included in research and development expenses.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:  TAXES ON INCOME

For interim periods, the Company determines its income tax provision based on the estimated annual effective tax rate, adjusted for discrete items, as applicable. The difference between the theoretical tax benefit based on the statutory tax rate and the income tax expense recognized for the six months ended June 30, 2026 and 2025. primarily resulted from changes in the valuation allowance on tax losses and other deferred tax assets, differences resulting from the use of NIS as the measurement basis for Israeli tax purposes compared to the U.S. dollar functional currency used for financial reporting, and nontaxable or nondeductible items, including share-based payment awards.

The Company recognizes and measures uncertain tax positions in accordance with ASC 740 and recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:  LOSS PER SHARE

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares and unconditional prefunded warrants during the period.

Diluted loss per share is based upon the weighted average number of ordinary shares and potential ordinary shares outstanding when dilutive. Potential ordinary shares include stock options, contingent pre-funded warrants and warrants, which are included under the treasury stock method when dilutive.

For the periods ended June 30, 2026, and 2025, all stock options, contingent pre-funded warrants and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all periods presented.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:  FINANCIAL INCOME (EXPENSES), NET

	Six Months ended June 30,
	2026	2025

Interest income	60	49

Bank fees	(7)	(5)
Exchange rate differences	(82)	8
SEPA-related financial expenses	(371)	-
Total financial income (expenses), net	$(400)	$52

NOTE 11:  SEGMENT REPORTING

The Company accounts for segment reporting in accordance with ASC 280, Segment Reporting. Since March 5, 2025, following the acquisition of the solar assets, the Company has two reportable segments: Clinical Development and AI-driven energy analytics or Solar segment. The Clinical Development segment facilitates the development of potential new drug compounds, and the Solar segment comprises the design and development of the Company’s intellectual property and related service offerings.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Chief Executive Officer, manages both segments on an ongoing basis and evaluates their performance and allocates resources based on the Company’s internal reporting. In assessing performance, the CODM considers quantitative and qualitative measures, including segment operating loss, quarterly cash burn, competitive benchmarking and budget-to-actual results.

The Company manages its assets on a consolidated basis rather than by segment, as many assets are shared across its activities. The CODM does not regularly review asset information by segment and, accordingly, the Company does not present segment asset information.

PRF TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:  SEGMENT REPORTING (Cont.)

The following table presents information on reportable segments loss for the six months, ended 30 June 2026:

	Solar	Clinical Development	Total
Revenues	(14)	-	(14)
Cost of sales (exclusive of amortization of intangible asset)	56	-	56
Payroll and related Expenses	298	511	809
Consulting expenses (*)	423	506	929
Clinical Trial Expenses	-	88	88
Other segment items (**)	510	158	668

Segments Operating Loss	$1,273	$1,263	$2,536

Reconciliation between the operating loss of the reporting segments and the total loss for the reporting periods before income tax expense is presented below:

Financial (income) expenses, net			$400
Loss before income taxes			$2,936

Other segment disclosures:

Depreciation expenses	1	8	9
Amortization of intangible assets	456	-	456
Stock based compensation	1	37	38

The following table presents information on reportable segments loss for the six months, ended 30 June 2025:

	Solar	Clinical Development	Total
Revenues	-	-	-
Cost of sales (exclusive of amortization of intangible asset)	-	-	-
Payroll and related Expenses	186	420	606
Consulting expenses (*)	285	740	1,025
Other segment items (**)	210	523	733

Segments Operating Loss	$681	$1,683	$2,364

Reconciliation between the operating loss of the reporting segments and the total loss for the reporting periods before income tax expense is presented below:

Financial (income) expenses, net			$(52)
Loss before income taxes			$2,312

Other segment disclosures:

Depreciation expenses	-	9	9
Amortization of intangible assets	173	-	173
Stock based compensation	-	396	396

(*) Consulting expenses items include accounting, legal, and other consulting expenses.

(**) Other Segment items included in operating loss include Amortization of intangible asset, Share-based compensation expenses, rent and office maintenance expenses, D&O insurance expenses, depreciation expenses and other expenses.

NOTE 12:  SUBSEQUENT EVENTS

Subsequent to June 30, 2026 and through the date of issuance of these unaudited condensed consolidated financial statements, the Company issued and sold an aggregate of 437,000 ordinary shares under the June 2026 SEPA agreement for aggregate proceeds of $447 (Note 7).